ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 04 MAY 2010	OTCBB Code: OBTMY

ORBITAL WINS LNG ENGINE MANAGEMENT SYSTEMS DEVELOPMENT CONTRACT FROM MITCHELL CORP

PERTH, WESTERN AUSTRALIA, Orbital Corporation Limited (“Orbital”) (ASX: OEC, OTCBB: OBTMY) is pleased to announce that it has won a multi-phase LNG engine management systems development contract from Mitchell Corp Australia Pty Limited.

Orbital has been engaged by Mitchell Corp to provide engine management expertise and development support for their existing LNG truck fleet.  Funding for the first phase has been awarded, with the total project (all phases) potentially valued at more than $1.0 million. The goal of the project is to significantly improve the natural gas substitution rate on Mitchell’s existing LNG fleet.

Orbital Chief Executive Officer, Terry Stinson, said the relationship between Mitchell Corp and Orbital would be mutually beneficial, with both companies’ objectives well aligned.

“The use of LNG in transport reduces the level of harmful greenhouse gas emissions, is less expensive and will complement Western Australia’s growing natural gas industry,” Mr Stinson said.

“We view this as the beginning of a long term, strategic relationship and one that will improve Mitchells over-all profitability, competiveness and fits well with Orbital’s alternative fuels strategic growth plans.”

“We are pleased to be working with Orbital on this project and see this as an opportunity to improve the environment while creating opportunities for growth, with more emission friendly advanced technology in Western Australia,” said Mitchells Managing Director, Ian Kent.

With success, this project will develop into a broader Orbital LNG Systems supply business for future Mitchells applications and for other Australian transport customers.  This opportunity has the potential to create a local Australian based industry that can provide natural gas alternatives to the transport industry and has the potential for expansion in domestic and export LNG transport markets.

ENDS

CONTACTS	Mr. Terry Stinson Chief Executive Officer Mr. Keith Halliwell Chief Financial Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

About Orbital

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY).

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